UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A




                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
                          Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                                  Retalix Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS 1.0 par value per share
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                         (Title of Class of Securities)

                                    M7945W108
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]        Rule 13d-1(b)

 [X]        Rule 13d-1(c)

 [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   M7945W108
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         1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

              Barry Shaked
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


              (a) [ ]


              (b) [ ]
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         3.   SEC Use Only
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         4.   Citizenship or Place of Organization  Israel
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With               5.    Sole Voting Power  651,842
                   -------------------------------------------------------------

                   6. Shared Voting Power 502,200
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                   7. Sole Dispositive Power 651,842
                   -------------------------------------------------------------

                   8. Shared Dispositive Power 502,200
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         9. Aggregate Amount Beneficially Owned by Each Reporting Person
            1,154,042
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         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares []
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         11.  Percent of Class Represented by Amount in Row (9)   6.57%*
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         12. Type of Reporting Person IN

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*Based on 17,577,432 Ordinary Shares outstanding as of December 31, 2004.

Item 1.

       (a) Name of Issuer: Retalix Ltd.

       (b) Address of Issuer's Principal Executive Offices: 10 Zarhin Street, Ra'anana 43000, Israel

Item 2.

       (a)    Name of Person Filing: Barry Shaked

       (b) Address of Principal Business Office or, if none, Residence: c/o Retalix Limited, 10 Zarhin Street, Ra'anana 43000, Israel

       (c)    Citizenship: Israel

       (d) Title of Class of Securities: Ordinary Shares, NIS 1.0 par value per share ("Ordinary Shares")

       (e)    CUSIP Number: M7945W108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

       (a)        Broker or dealer registered under Section 15 of the Exchange
                  Act.

       (b)        Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) Investment company registered under Section 8 of the Investment Company Act.

       (e)        An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

       (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j)        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       None of the above.

Item 4.    Ownership

       (a) Amount beneficially owned: 1,154,042 Ordinary Shares (including 80,666 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2004 and 460,572 Ordinary Shares and 41,628 options, exercisable within 60 days of December 31, 2004, held through a company wholly owned by Barry Shaked).

       (b) Percent of class: Approximately 6.57%, based on 17,577,432 Ordinary Shares outstanding as of December 31, 2004.

       (c)    Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote - 651,842 Ordinary Shares (includes 80,666 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2004)

              (ii) Shared power to vote or to direct the vote - 502,200 Ordinary Shares (includes 41,628 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2004), held through a company wholly owned by Barry Shaked

              (iii) Sole power to dispose or to direct the disposition of -
                    651,842 Ordinary Shares (includes 80,666 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2004)

               (iv) Shared power to dispose or to direct the disposition of -
                    502,200 Ordinary Shares (includes 41,628 Ordinary Shares issuable upon exercise of options, exercisable within 60 days of December 31, 2004), held through a company wholly owned by Barry Shaked

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .[ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February 8, 2005
                                   --------------------
                                        Dated



                                   /s/Barry Shaked
                                   ---------------------
                                   Signature


                                   Barry Shaked
                                   -------------------
                                   Name/Title